NEWS RELEASE

ELD No. 09-29

TSX: ELD   NYSE:EGO

December 1, 2009

Sino Gold Security Holders Approve Scheme of Arrangement

VANCOUVER - BC - Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to provide an update on the progress of its proposed combination with Sino Gold Mining Limited (“Sino Gold”) pursuant to schemes of arrangement under Australian law (the “Transaction”).  Eldorado has been advised by Sino Gold that on December 2, 2009, Sino Gold security holders approved the Transaction at three separate meetings (the “Meetings”) held in Sydney, Australia.

Sino Gold has advised that shareholders of Sino Gold approved the Transaction at the Share Scheme Meeting, with 99.8% of shares present in person or by proxy voted in favour of the Transaction and 92.9% of shareholders who voted voting in favour of the Transaction.  Sino Gold has also advised that the holders of the two classes of Sino Gold Options approved the Transaction at two separate meetings, with 100% of options present in person or by proxy voted in favour of the Transaction and 100% of option holders who voted voting in favour of the Transaction at Option Scheme Meeting 1 for holders of “out-of-the-money” options and 98.7% of options present in person or by proxy voted in favour of the Transaction and 98.8% of option holders who voted voting in favour of the Transaction at Option Scheme Meeting 2 for holders of “in-the-money” options .  The threshold requirements under the Corporations Act (Australia) required that at least 75% of the voting securities cast at each meeting and in excess of 50% of the security holders present in person or by proxy at each Meeting vote in favour of the Transaction, and accordingly the necessary pluralities were achieved at each of the Meetings.

The Transaction remains subject to final approval of the Federal Court of Australia.  A court hearing has been scheduled for December 4, 2009 in order to obtain such final approval for the Transaction.  Provided that final approval of the court is received, the Transaction is expected to close on December 15, 2009.

Eldorado has received approval from the Australian Foreign Investment Review Board, conditional approval from the Toronto Stock Exchange and approval from the New York Stock Exchange.  In addition, the Company has received confirmation of the listing of CHESS depository interests (“CDIs”), each representing an interest in one common share of Eldorado, on the ASX under the symbol EAU.  The CDIs are expected to begin trading on the ASX [on a deferred settlement basis on December 7, 2009 and on a normal settlement basis on December 16, 2009,] following the implementation of the Transaction.

Sino Gold is an Australian public company focused on the exploration and production of gold in China and is listed on the Australian Securities Exchange and Hong Kong Stock Exchange.  It has two operating mines, Jinfeng and White Mountain.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Cautionary Notes:

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the Transaction and ASX listing; price of gold, anticipated costs and expenditures and ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: the completion of the Transaction and ASX listing being subject to the satisfaction of certain conditions, including obtaining court and other regulatory approvals; the number of shares issued is subject to certain adjustments, including conversions of options and warrants; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Sino Gold Information

Information on Sino Gold was provided by Sino Gold  or derived from Sino Gold’s public disclosure.  For further information on Sino Gold, including additional information regarding its mineral resources and reserves, readers are directed to Sino Gold’s public disclosure, which disclosure does not form part of this news release.  Eldorado is not responsible for and has not verified the accuracy or completeness of any information contained in Sino Gold’s public disclosure.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE:EGO).

Contact:

Nancy Woo, VP Investor Relations

                     Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

                     1188, 550 Burrard Street

Fax: 604.687.4026

                      Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                                             Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com